Exhibit 99.2

Code of Ethics for the President and Chief Executive Officer, Chief Financial Officer and Controller of TransCanada PipeLines Limited

UNCONTROLLED IF PRINTED

The Company and its shareholders expect honest and ethical conduct in all aspects of the Company’s business from all employees and to that end require that all employees comply with the TransCanada Code of Business Conduct and Ethics.  In addition, with respect to the Company’s principal and senior financial officers, the Company and its shareholders expect the highest possible standards of honest and ethical conduct and require such officers to acknowledge this heightened expectation.

I, [NAME] certify that as [the Chief Executive Officer/Chief Financial Officer/Controller] of TransCanada PipeLines Limited (the “Company”) I adhere to and advocate the establishment of standards reasonably necessary to deter wrongdoing and to promote:

1.                                       Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.                                       Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company;

3.                                       Compliance with laws, rules and regulations of federal, provincial, state and local governments, and other appropriate private and public regulatory agencies; and

4.                                       Compliance with the prompt reporting to the Chair of the Company’s audit committee all violations of this code.

I, [NAME] acknowledge my accountability for adherence to this code.  I also acknowledge that my compliance with this code is a condition of my employment and that if I fail to comply with this code or applicable laws, rules or regulations, I may be subject to disciplinary measures, up to and including discharge from the Company.  The Company will disclose any change or waiver of this code in its disclosure documents and a form of this code shall be posted on the Company’s website.

Signature	Witness